SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                          FOR THE MONTH OF OCTOBER 2002

                         (Commission File No. 001-14489)

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                  --------------------------------------------
             (Exact name of registrant as specified in its charter)

                   TELE CENTRO OESTE CELLULAR HOLDING COMPANY
                   ------------------------------------------
                  (Translation of registrant's name in English)


           SCS-QUADRA 2, BLOCO C, EDIFICIO ANEXO-TELEBRASILIA CELULAR
           ----------------------------------------------------------
                            -7 ANDAR, BRASILIA, D.F.
                            ------------------------
                          FEDERATIVE REPUBLIC OF BRAZIL
                          -----------------------------
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F  X        Form 40-F
                                    ---                 ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                    Yes       No  X
                                        ---      ---

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                           CNPJ/MF 02.558.132/0001-69




      A Publicly-Held Company



                                  RELEVANT FACT

      The Board of Tele Centro Oeste Celular Participacoes S.A. in an assembly held on October 2, 2002 and in accordance with Item VII under Article number 17 of the Company's bylaws and with CVM Instructions 10/80, 268/97 and 358/02, decided to acquire, at their current market price, a maximum of 23,569,629,000 shares issued by the Company, of which 441,329,000 shares will consist of common shares and 23,128,300,000 shares will consist of preferred shares, intended for further cancellation or maintenance in treasury and subsequent divestment, resulting in no reduction of the Company's Capital Stock and leaving full responsibility to the Board of Directors to decide on the best opportunity and on the amount of stock to be effectively acquired. The above-mentioned acquisitions aim at investing resources available in cash whenever rates do not appropriately reflect the Company's financial and economic performance. The present authorization will remain effective for a maximum period of three months, starting on October 4, 2002. Operations will be carried out in the Sao Paulo Stock Exchange - BOVESPA - and mediated by brokerage agencies SUDAMERIS CORRETORA DE CAMBIO E VALORES MOBILIARIOS S.A., ESTABLISHED AT AV. ENGENHEIRO LUIZ CARLOS BERRINI 1297 - 2 ANDAR - CEP 04571-010 - SAO PAULO-SP; UNIBANCO CORRETORA DE VALORES MOBILIARIOS S/A, ESTABLISHED AT RUA DA QUITANDA, 157 - 3 ANDAR CENTRO - CEP 01012-010 - SAO PAULO-SP; BRASCAN S/A CORRETORA DE TITULOS E VALORES, ESTABLISHED AT AV. DAS NACOES 1995 - 19 ANDAR - CEP 04578-000 - SAO PAULO - SP; FAIR CORRETORA DE CAMBIO E VALORES LTDA, ESTABLISHED AT ALAMEDA SANTOS NO 1.800 - 8 E 9 ANDARES - CERQUEIRA CESAR - CEP 01418-200 - SAO PAULO - SP AND UBS WARBURG CORRETORA DE CAMBIO E VALORES MOBILIARIOS S/A, ESTABLISHED AT PRAIA DE BOTAFOGO NO 228 - 16 ANDAR - ALA B - BAIRRO DE BOTAFOGO - CEP 22359-900
- RIO DE JANEIRO - RJ.

                          Brasilia, October 2nd, 2002.



                          MARIO CESAR PEREIRA DE ARAUJO
                    President and Head of Investor Relations

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                                                                  [LOGO OMITTED]


                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

              C.N.P.J. 02.558.132/0001-69 / N.I.R.E. 53 3 0000580 0


MINUTES OF THE 170th (ONE HUNDREDTH AND SEVENTIETH) EXTRAORDINARY BOARD MEETING


1. DATE, TIME, AND LOCATION OF THE MEETING: The meeting was held at 18:00 (eighteen hundred hours) of October 02, 2002, at the Company's headquarters, located at SETOR COMERCIAL SUL, QUADRA 02, BLOCO C, NO 226, EDIFICIO TELEBRASILIA CELULAR, 7 ANDAR, CEP 70302-916, in the city of Brasilia, in the Federal District of Brazil. 2. CALL FOR ATTENDANCE: The meeting was called by Mr. ALEXANDRE BELDI NETTO, Chairman of the Company's Board of Directors. 3.
OPENING: The meeting opened with the presence of all members of the Board of Directors. 4. THE TABLE: Mr. Alexandre Beldi Netto, chairman of the Company's Board of Directors conducted the proceedings, and invited Mr. MARIO CESAR PEREIRA DE ARAUJO to act as secretary. 5. DELIBERATIONS: the members of the Board of Directors unanimously and with no restrictions decided to approve in compliance with the terms under item VII of Article 17 of the Company's bylaws and with CVM instructions 10/1980, 268/97, and 358/02, the acquisition by the Company of up to 23,569,629,000 (twenty-three billion, five hundred and sixty-nine million, six hundred and twenty-nine thousand shares issued by the company at their market value, of which 441,329,000 (four hundred and forty-one million, three hundred and twenty-nine thousand) are common shares and 23,128,300,000 (twenty-three billion, one hundred and twenty-eight million, three hundred thousand) are preferred shares, with the option of further cancellation or maintenance in treasury and subsequent divestment, resulting in no reduction of the Company's Capital Stock and leaving full responsibility to the Board itself as to deciding on the best opportunity and on the amount of stock to be effectively acquired. The above-mentioned acquisitions have the purpose of investing resources available in cash whenever rates do not appropriately reflect the Company's financial and economic performance. Operations will be carried out in the Sao Paulo Stock Exchange - BOVESPA - and mediated by brokerage agencies SUDAMERIS - CORRETORA DE CAMBIO E VALORES MOBILIARIOS S.A., established at AV. ENGENHEIRO LUIZ CARLOS BERRINI 1.297 - 2 ANDAR - CEP 04571-010 - SAO PAULO-SP; UNIBANCO - CORRETORA DE VALORES MOBILIARIOS S.A., established at RUA QUITANDA, 157 - 3 ANDAR CENTRO - CEP 01012-010 - SAO PAULO-SP; BRASCAN S.A. - CORRETORA DE TITULOS E VALORES, established at AV. DAS NACOES 1.995 - 19 ANDAR - CEP 04578-000 - SAO PAULO-SP; FAIR - CORRETORA DE CAMBIO E VALORES LTDA, established at ALAMEDA SANTOS NO
1.800 - 8 E 9 ANDARES - CERQUEIRA CESAR - CEP 01418-200 - SAO PAULO-SP E UBS WARBURG - CORRETORA DE CAMBIO E VALORES MOBILIARIOS S/A., established at PRAIA DO BOTAFOGO NO 228 - 16 ANDAR - ALA B - BAIRRO BOTAFOGO - CEP 22359-900 - RIO DE JANEIRO-RJ, supported by the values of existing reserves available at the

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                                                                  [LOGO OMITTED]

company's Equity Balance, as provided by Article 7 of CVM Instruction number 10/80. The present authorization shall remain effective for a maximum period of 3 (three) months, starting at October 04, 2002 and expiring at January 03, 2003.
II. At the present date the Company owns a total of 305,601,032,300 (three hundred and five billion, six hundred and one million, thirty-two thousand, three hundred) outstanding shares, of which 54,976,033,827 (fifty-four billion, nine hundred and seventy-six million, thirty-three thousand, eight hundred and twenty-seven) are common shares and 250,624,998,473 (two hundred and fifty billion, six hundred and twenty-four million, nine hundred and ninety-eight thousand, four hundred and seventy-three) are preferred shares. 5.
CLOSING: With no further issues to address, the assembly was closed and the present minutes were drawn, read and considered appropriate and signed by all the present members. Brasilia-DF, October 02, 2002.




                              ALEXANDRE BELDI NETTO
                       Chairman of the Board of Directors


MARCO ANTONIO BELDI                                       ANTONIO FABIO BELDI
    Board member                                              Board member




MARIO CESAR PEREIRA DE ARAUJO                           NELSON GUARNIERI DE LARA
        Board member                                          Board member



ARALDO ALEXANDRE M. DE SOUZA                            RICARDO DE SOUZA ADENES
        Board member                                          Board member

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--------------------------------------------------------------------------------
THIS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS. STATEMENTS THAT ARE NOT STATEMENTS OF HISTORICAL FACT, INCLUDING STATEMENTS ABOUT THE BELIEFS AND EXPECTATIONS OF THE COMPANY'S MANAGEMENT, ARE FORWARD-LOOKING STATEMENTS. THE WORDS "ANTICIPATES," "BELIEVES," "ESTIMATES," "EXPECTS," "FORECASTS," "INTENDS," "PLANS," "PREDICTS," "PROJECTS" AND "TARGETS" AND SIMILAR WORDS ARE INTENDED TO IDENTIFY THESE STATEMENTS, WHICH NECESSARILY INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES. ACCORDINGLY, THE ACTUAL RESULTS OF OPERATIONS OF THE COMPANY MAY BE DIFFERENT FROM THE COMPANY'S CURRENT EXPECTATIONS, AND THE READER SHOULD NOT PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE THEY ARE MADE, AND THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO UPDATE THEM IN LIGHT OF NEW INFORMATION OR FUTURE DEVELOPMENTS.

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Tele Centro Oeste Cellular Holding Company


Date: October 4, 2002                   By:  /S/ MARIO CESAR PEREIRA DE ARAUJO
                                           -------------------------------------
                                           Name:  Mario Cesar Pereira de Araujo
                                           Title: President